                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------
                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

                    TRANSACTION STATEMENT UNDER SECTION 13(e)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934


                                 AMENDMENT NO. 3


                             LEGEND PROPERTIES, INC.
                             -----------------------
                              (NAME OF THE ISSUER)

                             LEGEND PROPERTIES, INC.
                              LP ACQUISITION CORP.
                                KJELL INGE ROKKE
                                TRG (EUROPE) B.V.
                                  AKER RGI ASA
                                RGI (EUROPE) B.V.
                                RGI (DENMARK) APS
                       RESOURCE GROUP INTERNATIONAL, INC.
                               RGI HOLDINGS, INC.
                            AVANTOR INTERNATIONAL AS
                       ----------------------------------
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  52465 P-10-3
                     --------------------------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  PETER J. HENN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             LEGEND PROPERTIES, INC.
                           3755 7TH TERRACE, SUITE 301
                            VERO BEACH, FLORIDA 32960
--------------------------------------------------------------------------------
      (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                 WITH A COPY TO:

   Michael W. Hein, Esq.                             Michael J. Choate
  Greenberg Traurig, P.A.                         Shefsky & Froelich, Ltd.
   1221 Brickell Avenue                          444 North Michigan Avenue
   Miami, Florida 33131                           Chicago, Illinois 60611
      (305) 579-0500                                  (312) 836-4066

         This statement is filed in connection with (check the appropriate box):

a.       [X]      The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C, or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.
b.       [ ]      The filing of a registration statement under the Securities
                  Act of 1933.
c.       [ ]      A tender offer.
d.       [ ]      None of the above.
         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                            CALCULATION OF FILING FEE

          TRANSACTION VALUE*                      AMOUNT OF FILING FEE
------------------------------------------- ----------------------------------
        $616,614......................                  $123.32
------------------------------------------- ----------------------------------

* For purposes of calculating the fee only. Assumes purchase of 1,233,228 shares of Common Stock, par value $.01 per share, of Legend Properties, Inc. at $0.50 per share.

     [X] Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount previously paid:  $124.00
     Form or Registration No.:  Preliminary Information Statement on
                                Schedule 14C.
     Filing Party:  Legend Properties, Inc.
     Date filed:  February 18, 2000

         This Rule 13E-3 Transaction Statement (this "Statement") is being filed pursuant to the requirements of Section 13(e) of the Securities Exchange Act of 1934 in connection with the filing by Legend Properties, Inc. ("Legend" or the "Company") with the Securities and Exchange Commission (the "Commission") on August 9, 2000 of a Definitive Information Statement on Schedule 14C (the "Information Statement") in connection with a special meeting of Legend's stockholders called to consider and vote upon an Agreement and Plan of Merger dated as of January 6, 2000 (the "Merger Agreement") by and among Legend, RGI Holdings, Inc., the holder of approximately 80% of Legend's outstanding common stock, and L.P. Acquisition Corp. (the "Purchaser"), a wholly owned subsidiary of RGI Holdings, Inc. Pursuant to the Merger Agreement, the Purchaser will be merged with and into Legend and Legend will become a private company wholly owned by RGI Holdings.


         The information in the Information Statement which is attached hereto as Exhibit (a)(3), including all appendices thereto, is hereby expressly incorporated herein by reference in response to the items of Schedule 13E-3, except as otherwise set forth below.

ITEM 2.         SUBJECT COMPANY INFORMATION.

                Item 1002(e) of Regulation M-A.      None.

                Item 1002(f) of Regulation M-A. RGI Holdings acquired an aggregate of 60,800 shares of Common Stock from John A. Hinson and John W. Temple in connection with settlement of litigation styled JOHN A. HINSON AND JOHN W. TEMPLE V. RGI HOLDINGS, INC., RGI/US HOLDINGS, INC. AND KENNETH L. UPTAIN, 96 Civ 9257 (BSJ) filed in the U.S. District Court for the Southern District of New York. The transaction was pursuant to an Agreement dated July 9, 1998 by and among Messrs. Hinson and Temple, RGI Holdings and Kenneth L. Uptain, a copy of which is attached hereto as Exhibit (d)(3) to this Statement and this description of such Agreement is qualified in its entirety by reference to such Exhibit (d)(3), which is incorporated by reference in its entirety. RGI Holdings paid a total of $185,000 in connection with the settlement of such litigation and the acquisition of such shares in July 1998.

ITEM 3.         IDENTITY AND BACKGROUND OF FILING PERSONS.

                Item 1003(c)(3) and (4) of Regulation M-A. Neither any Affiliate nor any executive officer, director or person controlling any Affiliate has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a judicial or administrative proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4.         TERMS OF THE TRANSACTION.

                Item 1004(e) of Regulation M-A.      None.

ITEM 13.        FINANCIAL STATEMENTS.

                Item 1010(b) of Regulation M-A.      Not applicable.

ITEM 16.        EXHIBITS.

                Item 1016 of Regulation M-A. The following documents are filed as exhibits to this Statement:





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

     EXHIBIT
      NUMBER        EXHIBIT
      ------        -------

      (a)(1)        Letter to Stockholders (included in the Definitive Information Statement, which is filed herewith as Exhibit (a)(3)).

      (a)(2)        Notice of Stockholder Action without a Meeting (included in the Definitive Information Statement, which is filed herewith as Exhibit (a)(3)).

      (a)(3)        Definitive Information Statement.

      (a)(4)        Press Release issued by Legend Properties, Inc. dated October 15, 1999 (incorporated by reference to the Current Report on Form 8-K filed by Legend Properties, Inc. on October 15, 1999).

      (a)(5)        Press Release issued by Legend Properties, Inc. dated January 5, 2000 (incorporated by reference to the Current Report on Form 8-K filed by Legend Properties, Inc. on January 13, 2000).

      (b)           None.

      (c)(1)        Opinion of Josephthal & Co. Inc. dated January 5, 2000 (included as Appendix B to the Definitive
                    Information Statement, which is filed herewith as Exhibit (a)(3)).

      (c)(2)        Financial Analysis Presentation materials prepared by Josephthal & Co. Inc. dated January 5, 2000 to the Special Committee of the Board of Directors of Legend Properties, Inc. (filed as Exhibit (c)(2)
                    to this Statement as filed on February 18, 2000).

      (c)(3)        PriceWaterhouseCoopers Complete and Self-Contained Appraisal Report of Southbridge Price William
                    County, VA as of March 31, 1999 (filed as Exhibit(c)(3) to this Statement as filed on July 7, 2000).

      (d)(1)        Agreement and Plan of Merger among RGI Holdings, Inc., LP Acquisition Corp. and Legend Properties,
                    Inc. dated as of January 6, 2000 (included as Appendix A to the Definitive Information Statement,
                    which is filed herewith as Exhibit (a)(3)).

      (d)(2)        Shareholders Agreement dated as of April 7, 1997 between RGI International, Inc. (as successor in interest to RGI Real Estate, Inc.) and Avantor International AS (incorporated by reference to
                    Amendment No. 7 to Schedule 13D filed by RGI Holdings, Inc. and certain affiliates on June 11,
                    1997).

      (d)(3)        Agreement dated July 9, 1998 by and among John A. Hinson, John W. Temple, RGI Holdings, Inc. and
                    Kenneth L. Uptain (incorporated by reference to Amendment No. 8 to Schedule 13D filed by RGI
                    Holdings, Inc. and certain affiliates on January 14, 2000).

      (e)           None.

      (f)           None.

      (g)           None.

      (h)           None.






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                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.



                                                             LEGEND PROPERTIES, INC.

Dated:  August 9, 2000                                       By:/s/ PETER J. HENN
                                                                ---------------------------------------
                                                                     Name:  Peter J. Henn
                                                                     Title:    Chief Executive Officer

Dated:  August 9, 2000                                       LP ACQUISITION CORP.

                                                             By:/s/ DEBRA DORMAIER
                                                                ---------------------------------------
                                                                     Name:  Debra Dormaier
                                                                     Title:    Vice President

                                                             KJELL INGE ROKKE

Dated:  August 9, 2000                                       /s/ KJELL INGE ROKKE
                                                             ------------------------------------------
                                                             TRG (EUROPE) B.V.

Dated:  August 9, 2000                                       By:/s/ KJELL INGE ROKKE
                                                                ---------------------------------------
                                                                   Name:  Kjell Inge Rokke
                                                                   Title:     President

                                                             AKER RGI ASA

Dated:  August 9, 2000                                       By:/s/ BENGT A. REM
                                                                ---------------------------------------
                                                                   Name:  Bengt A. Rem
                                                                   Title:     Vice President

                                                             RGI (EUROPE) B.V.

Dated:  August 9, 2000                                       By:/s/ BENGT A. REM
                                                                ---------------------------------------
                                                                   Name:  Bengt A. Rem
                                                                   Title:     Director

                                                             RGI (DENMARK) ApS

Dated:  August 9, 2000                                       By:/s/ BENGT A. REM
                                                                ---------------------------------------
                                                                   Name:  Bengt A. Rem
                                                                   Title:    Director

                                                             RESOURCE GROUP INTERNATIONAL, INC.

Dated:  August 9, 2000                                       By:/s/ BILL STOKES
                                                                ---------------------------------------
                                                                   Name:  Bill Stokes
                                                                   Title:    President



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

                                                             RGI HOLDINGS, INC.

Dated:  August 9, 2000                                       By:/s/ DEBRA DORMAIER
                                                                ---------------------------------------
                                                                   Name:  Debra Dormaier
                                                                   Title:     Vice President

                                                             AVANTOR INTERNATIONAL AS

Dated:  August 9, 2000                                       By:/s/ CHRISTIAN JOYS
                                                                ---------------------------------------
                                                                   Name:  Christian Joys
                                                                   Title:     President











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                                  EXHIBIT INDEX

    EXHIBIT
    NUMBER                    DESCRIPTION
    --------               ----------------
(Item 1016 of Regulation M-A)


     (a)(3)       Definitive Information Statement.








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